                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.


                         COMMISSION FILE NUMBER: 0-1532






         A. Full title of the plan and the address of the plan, if different than that of the issuer named below:


                      MARSH SUPERMARKETS, INC. 401(K) PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            MARSH SUPERMARKETS, INC.
                            9800 CROSSPOINT BOULEVARD
                            INDIANAPOLIS, INDIANA 46256

                        FINANCIAL STATEMENTS AND EXHIBITS



         The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:



                         Report of Independent Auditors


      Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1996 and December 31, 1995


Statement of Changes in Net Assets Available for Benefits, with Fund Information for the Years Ended December 31, 1996 and December 31, 1995


                          Notes to Financial Statements

                                    Schedules

                         Consent of Independent Auditors



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            MARSH SUPERMARKETS, INC. 401(k) PLAN


                                            By: /s/ P. Lawrence Butt
                                                ---------------------------
                                                P. Lawrence Butt, Secretary
                                                Retirement Committee

June 26, 1997

                       Financial Statements and Schedules

                      Marsh Supermarkets, Inc. 401(k) Plan


                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                       WITH REPORT OF INDEPENDENT AUDITORS

                      Marsh Supermarkets, Inc. 401(k) Plan

                       Financial Statements and Schedules

                     Years ended December 31, 1996 and 1995





                                    CONTENTS

Report of Independent Auditors .......................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information................................2
Statements of Changes in Net Assets Available for Benefits, with Fund Information ....................4
Notes to the Financial Statements  ...................................................................6

Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes ........................................11
Line 27(d) - Schedule of Reportable Transactions ....................................................12


                         Report of Independent Auditors




Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits, with fund information, of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                       /s/ Ernst & Young LLP



June 11, 1997

                      Marsh Supermarkets, Inc. 401(k) Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1996

                                                                                                   Victory
                                             Fidelity                           Templeton        Investment
                                             Magellan        Fidelity            Foreign           Quality
                                              Fund          Contrafund            Fund            Bond Fund
                                           -----------      ------------       -----------       -----------
Assets
Investments, at fair value: (Note 3)
    Money market funds                     $      --         $      --         $      --         $      --
    Loans to participants                         --                --                --                --
    Marsh stock                                   --                --                --                --
    Mutual funds                             7,351,236         1,231,780           788,788         3,300,441
    Guaranteed investment contracts               --                --                --                --
                                           -----------       -----------       -----------       -----------
    Total investments                        7,351,236         1,231,780           788,788         3,300,441

Receivables and other assets:
    Employee contributions                      48,550             8,135             5,209            21,797
    Employer contributions                        --                --                --                --
    Interest and dividends receivable               10                 1              --                --
                                           -----------       -----------       -----------       -----------
                                                48,560             8,136             5,209            21,797
                                           -----------       -----------       -----------       -----------
    Total assets                             7,399,796         1,239,916           793,997         3,322,238

Liabilities
Refunds of excess contributions
    due to participants                         11,988             8,706             4,564            10,858
Due to (from) brokers                          (22,495)           21,879             3,606            (2,558)
Due to (from) other funds                     (184,763)          (31,119)           (9,869)          (53,072)
                                           -----------       -----------       -----------       -----------
    Total liabilities                         (195,270)             (534)           (1,699)          (44,772)
                                           -----------       -----------       -----------       -----------
Net assets available for benefits          $ 7,595,066       $ 1,240,450       $   795,696       $ 3,367,010
                                           ===========       ===========       ===========       ===========

                                                                Marsh
                                            EB MaGIC            Stock         Participant
                                              Fund               Fund            Loans             Total
                                           -----------       -----------      ------------      -----------
Assets
Investments, at fair value: (Note 3)
    Money market funds                     $      --         $    61,533       $      --        $    61,533
    Loans to participants                         --                --             452,400          452,400
    Marsh stock                                   --                --           6,876,246        6,876,246
    Mutual funds                                  --                --                --         12,672,245
    Guaranteed investment contracts          1,244,207              --                --          1,244,207
                                           -----------       -----------       -----------      -----------
    Total investments                        1,244,207         6,937,779           452,400       21,306,631

Receivables and other assets:
    Employee contributions                       8,217            45,819              --            137,727
    Employer contributions                        --              25,633              --             25,633
    Interest and dividends receivable                1               237              --                249
                                           -----------       -----------       -----------      -----------
                                                 8,218            71,689              --            163,609
                                           -----------       -----------       -----------      -----------
    Total assets                             1,252,425         7,009,468           452,400       21,470,240

Liabilities
Refunds of excess contributions
    due to participants                          7,783             5,280              --             49,179
Due to (from) brokers                           (2,046)           54,979              --             53,365
Due to (from) other funds                      (13,261)         (160,316)          452,400             --
                                           -----------       -----------       -----------      -----------
    Total liabilities                           (7,524)         (100,057)          452,400          102,544
                                           -----------       -----------       -----------      -----------
Net assets available for benefits          $ 1,259,949       $ 7,109,525       $      --        $21,367,696
                                           ===========       ===========       ===========      ===========





SEE ACCOMPANYING NOTES

                      Marsh Supermarkets, Inc. 401(k) Plan

                Statements of Net Assets Available for Benefits,
                       with Fund Information (continued)

                                December 31, 1995




                                                                                                 Victory
                                             Fidelity                          Templeton        Investment
                                             Magellan         Fidelity          Foreign          Quality
                                               Fund          Contrafund           Fund           Bond Fund
                                           -----------       -----------       -----------       -----------
Assets
Investments, at fair value: (Note 3)
    Money market funds                     $    92,570       $    22,647       $       989      $    34,253
    Loans to participants                         --                --                --               --
    Marsh stock                                   --                --                --               --
    Mutual funds                             5,511,120           423,468           349,133        2,607,553
                                           -----------       -----------       -----------      -----------
    Total investments                        5,603,690           446,115           350,122        2,641,806

Receivables and other assets:
    Employee contributions                      70,458             5,609             4,402           33,217
    Employer contributions                        --                --                --               --
    Interest and dividends receivable           15,977               981                 6              182
                                           -----------       -----------       -----------      -----------
                                                86,435             6,590             4,408           33,399
                                           -----------       -----------       -----------      -----------
    Total assets                             5,690,125           452,705           354,530        2,675,205

Liabilities
Due to brokers                                  15,746               924              --               --
Due to (from) other funds                      (84,406)           (4,738)           (3,054)         (25,845)
Accrued management fees                          3,429               249              --               --
                                           -----------       -----------       -----------      -----------
    Total liabilities                          (65,231)           (3,565)           (3,054)         (25,845)
                                           -----------       -----------       -----------      -----------
Net assets available for benefits          $ 5,755,356       $   456,270       $   357,584      $ 2,701,050
                                           ===========       ===========       ===========      ===========



                                            Victory
                                             Prime             Marsh
                                           Obligation          Stock          Participant
                                              Fund              Fund              Loans             Total
                                           -----------       -----------      ------------      -----------
Assets
Investments, at fair value: (Note 3)
    Money market funds                     $   883,269       $   124,500       $      --        $ 1,158,228
    Loans to participants                         --                --             194,102          194,102
    Marsh stock                                   --           5,552,678              --          5,552,678
    Mutual funds                                  --                --                --          8,891,274
                                           -----------       -----------       -----------      -----------
    Total investments                          883,269         5,677,178           194,102       15,796,282

Receivables and other assets:
    Employee contributions                      11,106            71,382              --            196,174
    Employer contributions                        --              30,378              --             30,378
    Interest and dividends receivable               60               554              --             17,760
                                           -----------       -----------       -----------      -----------
                                                11,166           102,314              --            244,312
                                           -----------       -----------       -----------      -----------
    Total assets                               894,435         5,779,492           194,102       16,040,594

Liabilities
Due to brokers                                    --              27,334              --             44,004
Due to (from) other funds                       (9,000)          (67,059)          194,102             --
Accrued management fees                              8             3,453              --              7,139
                                           -----------       -----------       -----------      -----------
    Total liabilities                           (8,992)          (36,272)          194,102           51,143
                                           -----------       -----------       -----------      -----------
Net assets available for benefits          $   903,427       $ 5,815,764       $      --        $15,989,451
                                           ===========       ===========       ===========      ===========




SEE ACCOMPANYING NOTES.

                      Marsh Supermarkets, Inc. 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1996

                                                                                                     Victory
                                                Fidelity                          Templeton         Investment
                                                Magellan          Fidelity         Foreign           Quality          EB MaGIC
                                                  Fund           Contrafund          Fund           Bond Fund           Fund
                                               -----------       -----------      -----------      -----------       -----------
Additions to net assets attributed to:
    Investment income:
      Net realized and unrealized
         appreciation (depreciation)
         in fair value of
         investments (Note 3)                  $   695,518       $   157,970      $    75,004      $   (92,758)      $    48,607
      Interest                                         937               133                9               89               130
      Dividends                                     35,444              --             18,612          174,813              --
                                               -----------       -----------      -----------      -----------       -----------
                                                   731,899           158,103           93,625           82,144            48,737
    Contributions:
      Employee                                   1,790,537           341,354          256,299          884,034           290,267
      Employer                                        --                --               --               --                --
                                               -----------       -----------      -----------      -----------       -----------
                                                 1,790,537           341,354          256,299          884,034           290,267
                                               -----------       -----------      -----------      -----------       -----------
         Total additions                         2,522,436           499,457          349,924          966,178           339,004

Deductions from net assets
    attributed to:
      Benefits paid to participants
         or their beneficiaries                    379,588            49,004           36,417          256,575            76,242
      Administrative expenses                        7,511               716             --               --                --
                                               -----------       -----------      -----------      -----------       -----------
         Total deductions                          387,099            49,720           36,417          256,575            76,242
                                               -----------       -----------      -----------      -----------       -----------

Net increase prior to interfund transfers        2,135,337           449,737          313,507          709,603           262,762
Transfers                                         (295,627)          334,443          124,605          (43,643)          997,187
                                               -----------       -----------      -----------      -----------       -----------
Net increase (decrease)                          1,839,710           784,180          438,112          665,960         1,259,949

Net assets available for benefits:
    Beginning of year                            5,755,356           456,270          357,584        2,701,050              --
                                               -----------       -----------      -----------      -----------       -----------
    End of year                                $ 7,595,066       $ 1,240,450      $   795,696      $ 3,367,010       $ 1,259,949
                                               ===========       ===========      ===========      ===========       ===========



                                                Victory
                                                 Prime             Marsh
                                               Obligation          Stock         Participant
                                                  Fund              Fund             Loans              Total
                                               -----------       -----------     ------------        -----------
Additions to net assets attributed to:
    Investment income:
      Net realized and unrealized
         appreciation (depreciation)
         in fair value of
         investments (Note 3)                  $    12,335       $  (305,435)      $      --         $   591,241
      Interest                                           2             3,753            26,181            31,234
      Dividends                                        105           209,265              --             438,239
                                               -----------       -----------       -----------       -----------
                                                    12,442           (92,417)           26,181         1,060,714
    Contributions:
      Employee                                      93,907           928,737              --           4,585,135
      Employer                                        --             915,138              --             915,138
                                               -----------       -----------       ----------        -----------
                                                    93,907         1,843,875              --           5,500,273
                                               -----------       -----------       -----------       -----------
         Total additions                           106,349         1,751,458            26,181         6,560,987

Deductions from net assets
    attributed to:
      Benefits paid to participants
         or their beneficiaries                     17,950           326,042            19,354         1,161,172
      Administrative expenses                         --              13,343              --              21,570
                                               -----------       -----------       -----------       -----------
         Total deductions                           17,950           339,385            19,354         1,182,742
                                               -----------       -----------       -----------       -----------

Net increase prior to interfund transfers           88,399         1,412,073             6,827         5,378,245
Transfers                                         (991,826)         (118,312)           (6,827)             --
                                               -----------       -----------       -----------       -----------
Net increase (decrease)                           (903,427)        1,293,761              --           5,378,245

Net assets available for benefits:
    Beginning of year                              903,427         5,815,764              --          15,989,451
                                               -----------       -----------       -----------       -----------
    End of year                                $      --         $ 7,109,525       $      --         $21,367,696
                                               ===========       ===========       ===========       ===========


See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits,
                        with Fund Information (continued)

                          Year ended December 31, 1995

                                                                                                     Victory
                                                Fidelity                         Templeton         Investment
                                                Magellan         Fidelity         Foreign            Quality
                                                  Fund          Contrafund          Fund            Bond Fund
                                               -----------      -----------      -----------       -----------
Additions to net assets attributed to:
    Investment income:
      Net realized and unrealized
         appreciation in fair value
         of investments (Note 3)               $ 1,221,293      $    76,459      $    16,697       $   192,191
      Interest                                      16,537            1,019             (400)            1,291
      Dividends                                     16,354             --              8,864           136,964
                                               -----------      -----------      -----------       -----------
                                                 1,254,184           77,478           25,161           330,446
    Contributions:
      Employee                                   1,730,322          229,330          203,705           920,238
      Employer                                        --               --               --                --
                                               -----------      -----------      -----------       -----------
                                                 1,730,322          229,330          203,705           920,238
                                               -----------      -----------      -----------       -----------
         Total additions                         2,984,506          306,808          228,866         1,250,684

Deductions from net assets
    attributed to:
      Benefits paid to participants
         or their beneficiaries                    279,168           10,936            9,371           172,541
      Administrative expenses                       10,886              680             --                --
                                               -----------      -----------      -----------       -----------
         Total deductions                          290,054           11,616            9,371           172,541
                                               -----------      -----------      -----------       -----------

Net increase prior to interfund transfers        2,694,452          295,192          219,495         1,078,143
Transfers                                           88,401           38,632           21,898           (89,778)
                                               -----------      -----------      -----------       -----------
Net increase                                     2,782,853          333,824          241,393           988,365
Net assets available for benefits:
    Beginning of year                            2,972,503          122,446          116,191         1,712,685
                                               -----------      -----------      -----------       -----------
    End of year                                $ 5,755,356      $   456,270      $   357,584       $ 2,701,050
                                               ===========      ===========      ===========       ===========




                                                Victory
                                                 Prime             Marsh
                                               Obligation          Stock          Participant
                                                  Fund              Fund              Loans             Total
                                               -----------       -----------       -----------       -----------
Additions to net assets attributed to:
    Investment income:
      Net realized and unrealized
         appreciation in fair value
         of investments (Note 3)               $     3,439       $ 1,159,315       $      --           2,669,394
      Interest                                      36,030             5,761             8,959            69,197
      Dividends                                       --             153,108              --             315,290
                                               -----------       -----------       -----------       -----------
                                                    39,469         1,318,184             8,959         3,053,881
    Contributions:
      Employee                                     382,870           944,280              --           4,410,745
      Employer                                        --             878,512              --             878,512
                                               -----------       -----------       -----------       -----------
                                                   382,870         1,822,792              --           5,289,257
                                               -----------       -----------       -----------       -----------
         Total additions                           422,339         3,140,976             8,959         8,343,138

Deductions from net assets
    attributed to:
      Benefits paid to participants
         or their beneficiaries                     92,275           268,193             6,121           838,605
      Administrative expenses                        1,096            10,384              --              23,046
                                               -----------       -----------       -----------       -----------
         Total deductions                           93,371           278,577             6,121           861,651
                                               -----------       -----------       -----------       -----------

Net increase prior to interfund transfers          328,968         2,862,399             2,838         7,481,487
Transfers                                          (27,766)          (28,549)           (2,838)             --
                                               -----------       -----------       -----------       -----------
Net increase                                       301,202         2,833,850              --           7,481,487

Net assets available for benefits:
    Beginning of year                              602,225         2,981,914              --           8,507,964
                                               -----------       -----------       -----------       -----------
    End of year                                $   903,427       $ 5,815,764       $      --         $15,989,451
                                               ===========       ===========       ===========       ===========




See accompanying notes

                      Marsh Supermarkets, Inc. 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1996


1.   DESCRIPTION OF THE PLAN

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Marsh Supermarkets, Inc. 401(k) Plan was established by Marsh Supermarkets, Inc. (the "Company") to provide retirement benefits for participating eligible employees. The Company's Retirement Committee, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Key Trust Company of Indiana, N.A. ("Key Trust").

The Plan is a defined contribution retirement plan covering all employees of the Company who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

CONTRIBUTIONS

The Plan provides for employees to contribute from one to 15 percent (up to the IRS maximum) of their compensation on a pre-tax basis. The Company contributes an amount equal to 25 percent of employee before tax contributions (excluding contributions in excess of six percent of compensation) in the form of Company stock. The Plan also provides for an additional discretionary contribution determined by the Board of Directors of the Company; however, no discretionary contributions were made during 1996 or 1995.

ALLOCATIONS TO PARTICIPANTS

Income on the investments of the funds is allocated daily to participants' accounts based on their account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

                      Marsh Supermarkets, Inc. 401(k) Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions to these investment options:

         Fidelity Magellan Fund--Funds are invested in common stock and securities convertible into common stock of domestic, foreign and multi-national issuers that offer potential growth.

         Fidelity Contrafund--Funds are invested in equity securities of companies that are considered under-valued with the objective of obtaining capital appreciation.

         Templeton Foreign Fund--Funds are invested in stocks and debt obligations of companies and governments outside of the United States, with the objective of achieving long-term capital growth.

         Victory Investment Quality Bond Fund--Funds are invested in a broad portfolio of investment grade fixed income securities, including U.S. Treasuries, Federal Agency issues, corporate bonds, and asset-backed securities. The investment objective of the Fund is to seek total return with an emphasis on a high level of income.

         EB MaGIC Fund--Funds are primarily invested in a diversified portfolio of guaranteed investment contracts with various insurance companies. The investment objective of the Fund is to seek a reasonable level of income together with stability of principal. This Fund became available to participants on April 1, 1996.

         Victory Prime Obligation Fund--Funds are invested in U.S. dollar-denominated, high quality, short-term debt instruments (primarily commercial paper) and other high quality instruments. This fund was discontinued as an investment option on March 31, 1996.

         Marsh Stock Fund--Funds are invested in Class A Common Stock and Class B Common Stock of the Company.

                      Marsh Supermarkets, Inc. 401(k) Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon retirement or termination, a participant shall receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan's earnings or losses. Benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

EXPENSES OF THE PLAN

Investment management fees reduce plan earnings. All other plan expenses are paid by the sponsor.

VESTING POLICY

Employer benefits are vested as follows:

                     Years of Service                       Percentage Vested
                     ----------------                       -----------------
                             1                                         20
                             2                                         40
                             3                                         60
                             4                                         80
                             5                                        100


2.    SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

USE OF ESTIMATES

Preparation of the financial statements requires the use of management's estimates. Actual results could differ from those estimates.

                      Marsh Supermarkets, Inc. 401(k) Plan

3.   INVESTMENTS

Investments held by the Plan at December 31 are presented in the following table. Investments that represent 5 percent or more of the Plan's net assets are separately identified.



                                                            1996            1995
                                                       -----------      -----------
INVESTMENTS AT FAIR VALUE AS DETERMINED
     BY QUOTED MARKET PRICE
        Fidelity Magellan Fund                         $ 7,351,236      $ 5,511,120
        Fidelity Contrafund                              1,231,780          423,468
        Templeton Foreign Fund                             788,788          349,133
        Victory Investment Qualify Bond Fund             3,300,441        2,607,553
        Marsh Class A Common Stock:
           265,837 and 217,965 shares                    3,622,029        2,888,036
        Marsh Class B Common Stock:
           286,085 and 201,105 shares                    3,254,217        2,664,642
                                                       -----------      -----------
                                                        19,548,491       14,443,952

INVESTMENTS AT ESTIMATED FAIR VALUE
     Money market funds                                     61,533        1,158,228
     Loans to participants                                 452,400          194,102
     EB MaGIC Fund                                       1,244,207             --
                                                       -----------      -----------
                                                         1,758,140        1,352,330
                                                       -----------      -----------
Total investments at fair value                        $21,306,631      $15,796,282
                                                       ===========      ===========



During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $591,241 as follows:

                                                       YEAR ENDED
                                                   DECEMBER 31, 1996
                                                   -----------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
     BY QUOTED MARKET PRICE
       Fidelity Magellan Fund                          $ 695,518
       Fidelity Contrafund                               157,970
       Templeton Foreign Fund                             75,004
       Victory Investment Quality Bond Fund              (92,758)
       EB MaGIC Fund                                      48,607
       Victory Prime Obligation Fund                      12,335
       Marsh Stock Fund                                 (305,435)
                                                       ---------
Net change in fair value                               $ 591,241
                                                       =========

                      Marsh Supermarkets, Inc. 401(k) Plan

4.   TAX STATUS

The Internal Revenue Service ruled on April 25, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC and ERISA to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                      Marsh Supermarkets, Inc. 401(k) Plan

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                                                                                                          EIN Number:  35-0918179
                                                                                                                Plan Number:  004


          (b)                                       (c)                                    (d)                (e)
   Identity of Issue                      Description of Investment                        Cost              Market
--------------------------------------------------------------------------------------------------------------------------
Key Trust*                          666,440.287 shares Fidelity Magellan Fund           $ 6,825,826       $ 7,351,236

Key Trust*                          100,774.792 shares Fidelity Contrafund                1,124,539         1,231,780

Key Trust*                          76,137.845 shares Templeton Foreign Fund                731,639           788,788

Key Trust*                          344,154.406 shares Victory Investment
                                       Quality Bond Fund                                  3,316,919         3,300,441

Key Trust*                          108,700.462 shares EB MaGIC Fund                      1,197,978         1,244,207

Key Trust*                          Employee Benefits Money Market Fund                      61,533            61,533

Marsh Supermarkets, Inc.*           265,837 shares of Class A Common Stock                3,240,512         3,622,029

Marsh Supermarkets, Inc.*           286,085 shares of Class B Common Stock                3,252,960         3,254,217

Loans to Participants               Interest rates ranging from 7.0% to 10.0%                    --           452,400
                                                                                     -------------------------------------
                                                                                        $19,751,906       $21,306,631
                                                                                     =====================================



* Indicates party-in-interest to the Plan.

                            Marsh Supermarkets, Inc.

                Line 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1996

                                                                                                    EIN Number:  35-0918179
                                                                                                          Plan Number:  004


                                              Date of
   (a)                   (b)                Transaction/       (c)            (d)          (g)          (h)            (i)
Identity                                     Number of       Purchase        Selling    Cost of     Value at Date   Net Gain
of Party           Description of Asset     Transactions      Price           Price    Assets Sold  of Transaction  or (Loss)
-----------------------------------------------------------------------------------------------------------------------------

Category (i) - Single transactions in excess of 5% of plan assets:

Key Trust             Victory Prime
                      Obligation Fund
                        Sale                 April 3, 1996   $       --    $  980,426   $  980,426    $  980,426   $    --

Key Trust             EB MaGIC Fund
                        Purchase             April 3, 1996      980,427            --           --       980,427        --


Category (iii) - A series of transactions in excess of 5% of plan assets:

KeyBank               Fidelity Magellan Fund
                        Purchases                  92         8,264,966            --           --     8,264,966        --
                        Sales                     104                --     7,142,862    7,072,652     7,142,862    70,210

Key Trust             Fidelity Contrafund
                        Purchases                 135         1,514,996            --           --     1,514,996        --
                        Sales                      44                --       853,114      785,797       853,114    67,317

Key Trust             Victory Investment
                      Quality Bond Fund
                        Purchases                 114         1,106,793            --           --     1,106,793        --
                        Sales                      85                --       321,147      324,095       321,147     (2,948)

Key Trust             EB MaGIC Fund
                        Purchases                  68         1,324,188            --           --     1,324,188        --
                        Sales                      57                --       128,588      126,210       128,588     2,378

Key Trust             Victory Prime
                      Obligation Fund
                        Deposits                   41         1,167,361            --           --     1,167,361        --
                        Withdrawals                36                --     2,062,964    2,047,191     2,062,964    15,773

Marsh Supermarkets    Class A Common Stock
                        Purchases                  59           816,060            --           --       816,060        --

Marsh Supermarkets    Class B Common Stock
                        Purchases                  58           817,958            --           --       817,958        --

Key Trust             Employee Benefits
                      Money Market Fund
                        Deposits                  387         2,259,846            --           --     2,259,846        --
                        Withdrawals               471                --     2,473,272    2,473,272     2,473,272        --





Information concerning (e) "Lease Rental" and (f) "Expense Incurred with Transaction" has not been presented as it is not applicable.
There were no category (ii) or (iv) reportable transactions during 1996.


12